Exhibit 99.1

Syneron Reports First Quarter 2008 Revenues of $34.1 Million and Net Profit of $8.3 Million

YOKNEAM, ISRAEL--(Marketwire - May 14, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced its financial results for the first quarter of 2008.

Revenues for the first quarter of 2008 were $34.1 million, an increase of 5.4% over revenues of $32.3 million in the first quarter of 2007. International sales rose 14% over the same period in 2007, increasing the contribution of international sales to 47% of total revenues, with North America sales accounting for 53% of revenues.

On a GAAP basis, the company reported a first quarter 2008 net income of $8.3 million, or $0.30 per diluted share, which includes a $1.5 million reversal of tax expenses as a result of final tax assessment for the period of 2003-2005 and $1.9 million of stock-based compensation expenses. On a non-GAAP basis, excluding the stock-based compensation, net income in the first quarter was $10.2 million, or $0.37 per diluted share.

Syneron's balance sheet and cash position remain strong. Cash flow from operations in the first quarter was $8.6 million. Syneron increased its cash position (including long-term deposits) during the first quarter by $6.6 million to $210.4 million. Shareholders' equity totaled $239.4 million as of March 31, 2008.

Commenting on the first quarter, CEO Doron Gerstel said, "The increase in sales in the first quarter can be attributed largely to the implementation of a more diversified business model. We have introduced new products and new marketing strategies to address the specific demands of different segments and distribution channels in both the medical and the aesthetic professional markets."

Mr. Gerstel continued, "We believe that the most exciting growth opportunities in the US and internationally will continue to come from the body shaping market. We are pleased to report strong sales of the Vela platform of products, as well as receipt of FDA clearance for the LipoLite(TM), our new minimally invasive lipolysis device. Syneron sees the body shaping market as a strategic growth driver and one in which we will strive to continue to introduce new innovative products to maintain our leadership position."

Conference call

Syneron Management will host a conference call (dial-in numbers below) to discuss the results at 8:30am ET today, May 14th, 2008. Investors and other interested parties may access a live web cast through Syneron's website at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Dial-in numbers for conference call:
US (toll free): 877-545-1491
International: +1 719-325-4907

Use of Non-GAAP Measures

This press release provides financial measures for net profit and net profit per diluted share, that exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2008, new product launches, and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on May 7, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, VelaShape, Matrix IR, and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended
	March 31,
	2008	2007
	(unaudited)	(unaudited)
Revenues	34,075	32,331
Cost of Revenues	7,655	5,590
Gross Profit	26,420	26,741

Operating expenses:
Research and development	3,386	2,741
Selling and marketing	13,988	14,258
General and administrative	3,093	2,554
Total operating expenses	20,467	19,553

Operating Income	5,953	7,188
Financial income, net	1,572	1,728
Income before taxes on income	7,525	8,916
Taxes on income	(788)	400
Net Income	8,313	8,516

Basic net earning per share	0.30	0.31
Diluted net earnings per share	0.30	0.31
Weighted average number of shares used in per share calculation (in thousand):
Basic	27,370	27,593
Diluted	27,565	27,891

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2008	2007
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	54,248	42,624
Available-for-sale marketable securities (*)	134,314	124,941
Trade receivables	42,966	40,741
Other accounts receivables and prepaid expenses	2,419	4,485
Inventories	10,822	9,465
Total Current Assets	244,769	222,256

LONG-TERM ASSETS
Severance pay fund	202	225
Long-term deposits and others (*)	1,146	1,130
Long-term available-for-sale marketable
securities (*)	20,712	35,122
Investments in affiliated companies	2,852	2,572
Property and equipment, net	3,032	3,111
Goodwill	2,266	2,266
Intangible assets, net	2,468	2,594
Total Long-Term Assets	32,678	47,020
Total Assets	277,447	269,276

CURRENT LIABILITIES
Trade Payables	7,356	7,734
Other accounts payable and accrued expenses	24,251	24,738
Total Current Liabilities	31,607	32,472

LONG-TERM LIABILITIES
Deferred Revenues	5,268	4,991
Warranty Accruals	890	730
Accrued severance pay	237	248
Total Long-Term Liabilities	6,395	5,969

SHAREHOLDERS' EQUITY	239,445	230,835
Total Liabilities and Shareholders' Equity	277,447	269,276

(*) Total Cash and Liquid Investments	210,420	203,817

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended
	March 31,
	2008	2007
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,313	8,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	367	218
Accrued severance pay, net	12	15
Increase in trade receivables	(2,225)	(2,155)
Decrease in other accounts receivables and prepaid expenses	2,066	443
Increase in inventories	(1,357)	(1,812)
Decrease in trade payables	(378)	(1,866)
Decrease in other current liabilities	(1,274)	(1,391)
Loss (gain) on available-for-sale securities	(41)	660
Equity based compensation	1,905	2,593
Increase in deferred revenues and warranty accruals	1,224	129

Net cash provided by operating activities	8,612	5,350

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in short-term deposits, net	-	(30)
Purchase of available-for-sale marketable securities	(54,247)	(28,013)
Proceeds from sale and redemption of available-for-sale marketable securities	59,644	18,350
Payment for investment in affiliated company	(280)	-
Payments for acquisition of long-term loans and others	-	(30)
Investment in long-term deposits and others	(16)	-
Purchase of property and equipment	(162)	(291)

Net cash provided by (used in) investing activities	4,939	(10,014)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares from shareholders at cost	(1,927)	-
Exercise of stock options and RSU's	-	2,630
Net cash provided by (used in) financing activities	(1,927)	2,630

Increase (decrease) in cash and cash equivalents	11,624	(2,034)
Cash and cash equivalents at the beginning of the period	42,624	16,036
Cash and cash equivalents at the end of the period	54,248	14,002

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

Three Months
ended
March 31,
2008
(unaudited)
Operating Income (GAAP)	5,953
Non-GAAP adjustment:stock based compensation	1,905
Non-GAAP operating income	7,858

Net Income (GAAP)	8,313
Non-GAAP adjustment:stock based compensation	1,905
Non-GAAP Net Income	10,218

Non-GAAP net earnings per share:
Basic net earning per share	0.37
Diluted net earnings per share	0.37
Weighted average number of shares used in per share calculation (in thousand):
Basic	27,370
Diluted	27,565

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com